Filed pursuant to Rule 433
Registration Statement No. 333-164563

Zion Oil & Gas Newsletter

April 30, 2010
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
Dear Shareholder and/or Friend of Zion...

During the past two weeks, Israel celebrated its 62nd birthday and, almost to the day, Zion Oil & Gas celebrated its 10th birthday.

According to Harvard University Professor of Economic History, David Landes, “In the last 50 years, only one country in the world has moved from being a third world economy to a first world economy…and that is Israel!”

At Zion Oil, we believe that we may be able to help Israel's economy (soon, we hope) by discovering significant quantities of oil and gas onshore in Israel.

We are not completely alone in our belief that there are significant quantities of oil and gas waiting to be discovered. You can read below the latest estimates of the United States Department of the Interior (Geological Survey Department) and also the thoughts of Hal Lindsey in his recent weekly report.

In any event, our daily efforts continue steadily and with determined focus. So, here is the report of Zion’s work during the past two weeks:

Rights Offering

On April 26, 2010, we announced (click here to read the press release) that we will soon be launching a rights offering.  On April 28, 2010, we filed our prospectus supplement, including the details of the offering. Under the rights offering, holders of Zion’s stock at the close of business on May 6, 2010 (the Record Date) will be issued, at no charge, one subscription right for every two shares of stock owned.  Each subscription right will entitle the holder to purchase one share of Zion stock at a price of $5.00, irrespective of the market price.

This rights offering is utilizing our effective shelf registration statement on Form S-3 and the subscription rights may be exercised at any time prior to 5:00 pm EDT on June 30, 2010.

As soon as practicable, after May 6, 2010, we will mail to our stockholders a prospectus and other items necessary for exercising the rights.

As noted in the press release, we plan to use the proceeds from the rights offering: (a) to purchase a 51% interest in a new company (Zion Drilling, Inc. that will own a 2,000 horsepower drilling rig), (b) to drill further 'deep' exploration wells on Zion's licenses in Israel (in continuation of Zion's oil and gas exploration efforts) and (c) for general corporate purposes.

Meetings in Ankara, Turkey

Memorandum of Understanding (MoU) with Aladdin Middle East, Ltd. (AME)

This past week, as you can see in the photographs, I visited AME’s offices in Ankara, Turkey, in order to sign original copies of the MoU and discuss in detail Zion’s plans for future drilling onshore Israel.  The press release regarding the MoU was issued on April 19, 2010 and detailed our plans to secure the 2,000 horsepower drilling rig in Israel on a permanent basis (click here to read the press release).

I’m pleased to report that my meetings with AME were both agreeable and productive.  We signed the original MoU copies and will move forward just as fast as we can.

Personally, I have found AME’s management, administrative staff, and drilling personnel to be courteous, professional and a pleasure to work with.

The United States Geological Survey (USGS Survey)

On April 8, 2010, the USGS issued a report with the title: “Assessment of Undiscovered Oil and Gas Resources of the Levant Basin Province, Eastern Mediterranean.”  You can review the USGS Survey by clicking here.

The USGS Survey estimates a mean of 1.7 BILLION barrels of recoverable oil and 122 TRILLION cubic feet of recoverable gas in the Levant Basin. I note that all of Zion’s exploration areas fall within the Levant Basin.

I'll also note that the USGS Survey cites seven references and three of those references were co-authored by Zion director (and Chairman of Zion’s Technical Committee) Dr. Druckman (who is also Israel’s previous Petroleum Commissioner).

At today’s prices (see www.oil-price.net), the value of the undiscovered oil and gas assessed in the USGS Survey amounts to approximately $650 Billion US Dollars... By any measure, that's a very large financial treasure waiting to be discovered.

Hal Lindsey Report

On April 23, 2010, Hal Lindsey published his weekly report on the Internet.  At approximately 18 minutes into the report he commented on oil and gas in Israel, the USGS Survey, Noble Energy and Zion Oil & Gas.  You may be interested to view the report here – we certainly appreciate Hal Lindsey’s support.

With regard to 'Operations', we are now preparing for the next well, as you can read.

Ma’anit-Rehoboth #2 Well

Following completion of production testing operations, this well was temporarily suspended for possible future use as an offset well to the Ma’anit-Joseph #3 (M-J #3) well (see below) which is to be drilled a short distance away.  The drilling rig is currently being secured ‘on-site’ and undergoing maintenance, until it is called into service to spud the M-J #3 well in the near future.

Ma’anit-Joseph #3 Well (M-J #3)

Further to our ongoing exploration work on the Ma’anit geological structure, we are moving forward with permitting for the M-J #3 well.  This past week we met with Kibbutz Ma’anit in order to discuss terms for drilling the M-J #3 well on their land, not far from the site of the previous well, the Ma’anit-Rehoboth #2 well.  I’m pleased to report that our meeting was most amicable.  This new well is targeted at the (“deep”) Permian geological layer and we estimate that we will “spud” (i.e. begin drilling) the well in the summer of 2010.

Elijah #3 Well

As previously reported, the Elijah #3 well was drilled to a depth of approximately 10,938 feet (3,334 meters) when the drill string became stuck within the Asher Volcanics section of the hole. After recovering a significant portion of the stuck drill pipe, progress in recovering the remainder of the pipe slowed and the decision was made to temporarily suspend drilling operations pending further analysis of the situation.

We have now decided to acquire some additional field seismic data that will help us to resolve certain questions regarding the geology of the area surrounding the Elijah #3 well. The timing for this work is scheduled to take place in mid-summer 2010.

The Issachar-Zebulun Permit Area

Zion and the Geophysical Institute of Israel (GII) have signed an agreement for GII, on behalf of Zion, to acquire approximately 30 kilometers of seismic data in Zion’s Issachar-Zebulun Permit area. The timing for the field work is scheduled to coincide with the seismic field work for the Elijah #3 project area.

2010 Annual Meeting of Stockholders

The annual meeting is scheduled to take place at the Dan Caesarea Hotel in Caesarea, Israel at 2:00 p.m. (local time) on Monday June 14, 2010.  If you are planning to attend the meeting in person and would like to reserve a room at the Dan Caesarea Hotel, please contact Ora Weisman in our Israel office at ora@zionoil.com to take advantage of a special room rate offered only to Zion shareholders.

IMPORTANT NOTE:  In prior years, the SEC allowed brokers to vote the shares of stockholders who held shares at the broker but did not express an opinion regarding how they wished to vote their shares.  The new rules do not allow your shares to be voted on certain items without you personally voting your shares, so please vote your shares.

You can vote either by returning your prepaid voting card, by telephone or by way of the Internet.

Your vote really does count, so please take a very few minutes in order to exercise your right as a Zion Oil & Gas stockholder.

“But who am I, and what is my people, that we should be able to offer so willingly after this sort?  For all things come of thee, and of thine own have we given thee.”

1 Chronicles 29:14

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, and

Shalom from Israel

Richard Rinberg
CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with AME (the current owner of the drilling rig) with respect thereto, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com